September 5, 2018

Paul B. Middleton
Chief Financial Officer
Plug Power Inc.
968 Albany Shaker Road
Latham, NY 12110

       Re: Plug Power Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 12, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 9, 2018
           Form 8-K filed August 9, 2018
           File No. 001-34392

Dear Mr. Middleton:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 21

1. Throughout this filing, you present and discuss revenue and gross profit/(loss) on a gross basis excluding the effects of the provision for the fair value of warrants issued as sales incentives. Tell us how you considered Question 100.04 of the Compliance and
      Disclosure Interpretations on Non-GAAP Financial Measures when presenting these measures. That guidance indicates that it is not appropriate to present non-GAAP
 Paul B. Middleton
FirstName LastNamePaul B. Middleton
Plug Power Inc.
Comapany 5, 2018
September NamePlug Power Inc.
September 5, 2018 Page 2
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FirstName LastName
         measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP. This comment also applies to similar presentations within your non-GAAP measures included in your August 9, 2018 Form 8-K earnings release.
Consolidated Statements of Operations, page F-5

2. The presentation of revenue by line item and in total, excluding the provision for the fair value of warrants issued as sales incentives, is not in compliance with Item 10(e)(1)(ii)(C)
         of Regulation S-K. Please revise your future filings to remove this non-GAAP measure from the face of your GAAP statement of operations.
Note 5 - Wal-Mart Stores, Inc. Transaction Agreement, page F-20

3. We note that you issued warrants in the Amazon Transaction Agreement and Walmart
         Transaction Agreement and upon execution of these agreements, the first warrant tranches vested. Please address the following:
           Explain to us how you determined the classification and accounting for the warrants issued to Amazon and Walmart, citing the authoritative guidance upon which you relied. Refer to ASC 505 and 605, as appropriate.
           Describe to us the differences in the terms of the agreements and explain how those differences impacted your classification of the first tranche of the Amazon warrant within the statement of operations as a selling, general and administrative expense and the Walmart warrant as a reduction of revenue, respectively.
Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 12 - Revenue
Estimated Future Revenue, page 28

4. Please revise your future filings to disclose when you expect to recognize revenues related to unsatisfied (or partially unsatisfied) performance obligations. Refer to ASC 606-10-50-
         13(b).
Note 13 - Income Taxes, page 28

5. Please describe to us in greater detail the accounting and underlying facts and circumstances that led to the recognition of the $5.8 million income tax benefit under ASC
         740-20.
Form 8-K Filed August 9, 2018

Exhibit 99.1, page 1

6. We note that in the highlights section you present non-GAAP measures with greater prominence than the directly comparable GAAP measures by only discussing non-
         GAAP gross revenue and non-GAAP gross revenue growth percentage, adjusted gross
 Paul B. Middleton
Plug Power Inc.
September 5, 2018
Page 3
         margin and adjusted loss per share, and discussing only adjusted EBITDAS on page 5 and free cash flow on page 6 without also discussing the comparable GAAP measures. In addition, you present the forward looking non-GAAP measures adjusted gross margin and
         EBITDAS without providing the reconciliation of the amounts to the most directly comparable GAAP financial measure or the statement that providing such reconciliation requires unreasonable efforts. Refer to Question 102.10 of the Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures and please revise your presentation in future earnings releases to comply with that guidance.
Reconciliation of Non-GAAP Financial Measures, page 12

7. We note the line item included within the reconciliations of adjusted EBITDAS and adjusted net loss labelled as Walmart financing cash margin. Please describe to us in greater detail the accounting for the financing of the PPA deployments with Walmart that resulted in losses of $9.2 million for the six months ended June 30, 2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



FirstName LastNamePaul B. Middleton                          Sincerely,
Comapany NamePlug Power Inc.
                                                             Division of
Corporation Finance
September 5, 2018 Page 3                                     Office of
Electronics and Machinery
FirstName LastName